EXHIBIT 99.2

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the interim financial statements on pages 10 to 18 should be referred to as supplementary information in this MD&A.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements contained in this MD&A constitute forward-looking statements. All forward-looking statements are based on the Company’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to the expectation that income tax will not be payable on a sale by the Company of gold and silver bullion and steps that may be taken by the Company relative to the Class A Shareholders’ Proceedings.

The material factors and assumptions used to develop these forward-looking statements include, but are not limited to, those referred to in Note 3 of the financial statements under “Estimates and Assumptions”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in “Risk Factors” in the Company’s 2016 annual MD&A as well as Notes 10 and 13 of the financial statements set forth in this Interim Report.

Financial Results – Changes in Net Assets

Total equity (also referred to as “net assets”) decreased by $158.1 million or 4.5% during the three months ended January 31, 2017 primarily as a result of a 4.7% decrease in the price of gold per fine ounce and a 2.6% decrease in the price of silver per ounce during the period.

1

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share or per ounce basis):

	Quarter ended (U.S.$)
	Jan. 31, 2017	Oct. 31, 2016	July 31, 2016	Apr. 30, 2016
Change in unrealized appreciation of holdings	$(134.6)	$(289.6)	$259.5	$567.5
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(137.3)	$(292.6)	$256.7	$580.3
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.54)	$(1.15)	$1.01	$2.28
Total net assets	$3,343.3	$3,501.4	$3,805.0	$3,548.2
Gold Price (per fine ounce)	$1,212.80	$1,272.00	$1,342.00	$1,285.65
Silver Price (per ounce)	$17.29	$17.76	$20.04	$17.86

	Jan. 31, 2016	Oct. 31, 2015	July 31, 2015	Apr. 30, 2015
Change in unrealized appreciation of holdings	$(171.1)	$156.8	$(289.6)	$(166.3)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(174.0)	$152.9	$(292.6)	$(169.0)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.69)	$0.60	$(1.15)	$(0.66)
Total net assets	$2,968.0	$3,142.0	$2,991.7	$3,284.2
Gold Price (per fine ounce)	$1,111.80	$1,142.35	$1,098.40	$1,180.25
Silver Price (per ounce)	$14.08	$15.63	$14.56	$16.52

Disclosure Controls and Procedures

The senior executive officers (“Senior Officers”) have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2017.

2

Financial highlights

	Three months ended January 31
	2017	2016
Gold Price (per fine ounce)	$1,212.80	$1,111.80
Silver Price (per ounce)	$17.29	$14.08
Class A per share performance:
Net asset value per share at beginning of period	$13.79	$12.35
Increase (decrease):
Net income (loss) before the change in unrealized appreciation of holdings	(0.01)	(0.01)
Change in unrealized appreciation of holdings - gold	(0.39)	(0.21)
- silver	(0.14)	(0.47)
Total increase (decrease) (1)	(0.54)	(0.69)
Net asset value per share at end of period	$13.26	$11.66
Total return for period	(3.8)%	(5.6)%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.09%	0.10%
Net income (loss) before the change in unrealized appreciation of holdings (2)	(0.09)%	(0.10)%

The increase (decrease) per share is based on the weighted average number of total shares outstanding during the period. The net asset values per share are based on the actual number of total shares outstanding at the end of the relevant reporting period.

(1)	This table is not meant to be a reconciliation of beginning to end of period net asset value per share.
(2)	Ratios not annualized.

Outstanding Shares

There were 252,116,003 Class A non-voting shares issued and outstanding at January 31, 2017 (October 31, 2016: 253,803,391) (February 21, 2017: 252,116,003), and 40,000 Common shares issued and outstanding at January 31, 2017 and October 31, 2016.

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, and in the absence of bullion sales, Central Fund’s realized income is typically a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2017 was $137.3 million compared to $174.0 million for the comparable period in 2016. Virtually all of the net loss for the three-month period ended January 31, 2017 was a result of the change in the unrealized appreciation of holdings, which was driven by the lower prices of gold and silver bullion during the period.

3

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $136,843 during the three-month period ended January 31, 2017 as compared to the same period in 2016. Safekeeping fees increased by $109,984 for the three-month period ended January 2017 compared to the same period in 2016. The change in administration fees was directly due to change in the levels of average net assets under administration, while the change in safekeeping fees was directly due to the changes in the prices of gold and silver, during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended January 31, 2017 was 0.09% compared to 0.10% for the comparable three-month period in 2016. For the twelve-month period ended January 31, 2017, the expense ratio was 0.34% compared to 0.40% for the comparable twelve-month period ended January 31, 2016. The costs incurred to address issues related to the Class A Shareholders’ Proceedings for the three months ended January 31, 2017 were $77,438 (2016: $513,654). For the twelve months ended January 31, 2017 costs were $430,040 (2016: $2,396,699). If not for these costs, the expense ratios would have been 0.08% (2016: 0.08%) for the three-month period and 0.33% (2016: 0.32%) for the twelve-month period ended January 31, 2017.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, the re-purchase of Class A non-voting shares, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund’s bullion holdings may be sold to fund its Class A share re-purchase program, dividend payments, provide working capital, and pay for redemptions (if any) of Class A non-voting shares. Sales of bullion holdings could result in Central Fund realizing either capital gains or losses.

For the three months ended January 31, 2017, Central Fund’s cash and cash equivalents decreased by $26.2 million to $8.1 million. This decrease was a result of $20.7 million paid for the re-purchase and cancellation of Class A non-voting shares, $2.5 million paid for the 2016 year-end Class A share dividend, and amounts used to pay expenses, including the costs of the Class A Shareholders’ Proceedings. The Board of Directors and Senior Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

4

Class A Shareholders’ Proceedings

During 2015 and 2016, the Company successfully defended certain actions instituted by 1891868 Alberta Ltd. (“SAM Alberta”) in the Court of Queen’s Bench of Alberta (the “Class A Shareholders’ Proceedings”), including an application (the “Application”) seeking relief under the Business Corporations Act of Alberta on the ground of oppression, as described in the Company’s annual MD&A for the year ended October 31, 2015. On September 10, 2015, SAM Alberta sought to amend the Application (the “Amended Application”) to add further respondents, to seek leave of the Court to commence a derivative action on behalf of the Company, as described in the Company’s Q3, 2016 interim MD&A and for other interim relief. On September 23, 2015, the Court dismissed SAM Alberta’s oppression claim and its application for the interim relief sought. A hearing date of March 8, 2017 has been set for consideration of an application by the Company to strike the application of SAM Alberta for leave to bring a derivative action and if such application is unsuccessful, it will strenuously oppose the Amended Application.

The costs incurred by the Company on account of the Class A Shareholders’ Proceedings for the quarter ended January 31, 2017 were $77,438 (January 31, 2016: $513,654) (fiscal year ended October 31, 2016: $866,256) (fiscal year ended October 31, 2015: $1,883,045), primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings. These costs will be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. The recovery of costs will be recognized in the financial statements as the quantum of such costs is determined.

Normal Course Issuer Bid

On February 24, 2016, the Company received approval from the TSX to commence a normal course issuer bid (“NCIB”) to repurchase and cancel up to 12.7 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding shares at that time. For the three months ended January 31, 2017, 1,687,388 Class A non-voting shares have been repurchased at a total cost of $20,724,160. All shares were repurchased at a discount to the net asset value per share at the time of such purchases and all such shares have also been cancelled.

Additional Information

This MD&A is dated February 21, 2017. Additional information relating to the Company, including its Annual Information Form and 2016 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

5